JESUP & LAMONT INC.
650 Fifth Avenue, 3rd Floor
New York, NY  10019

December 30, 2009

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jesup & Lamont, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Forms 10-Q for the Periods Ended March 31, June 30 and September 30, 2009
Filed May 20, 2009, August 13, 2009, and November 13, 2009
File No. 1-31292

Dear Ms. van Doorn:

This is to submit Jesup & Lamont, Inc.’s (the “Company’s”) responses to the Securities and Exchange Commission (“SEC” or the “Commission”) Comment Letter, dated November 30, 2009, relating to the above-referenced filings.  Our responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources, page 28

1.
We note your response to our prior comment 3.  Please expand your proposed disclosure to provide a more robust discussion of the material components driving historical net operating cash flows and to more fully describe how projected revenues and earnings affect your liquidity.  In addition, provide your proposed future disclosures in your response.  Refer to SEC Interpretative Release No. 33-8350.

Response

Upon further consideration after reviewing SEC Interpretative Release No. 33-8350 we believe that the following would meet the releases requirements and provide the more robust discussion that the Commission believes is necessary.

Net losses of $15,773,491 and $10,727,665 in 2008 and 2007 caused overall cash decreases of $124,697 and $454,549 in 2008 and 2007, respectively and were the primary reasons for the net cash used in operating activities of $11,480,946 and $7,825,858 during 2008 and 2007. The reasons for the increase in net loss are discussed in the “Results of Operations” above. In 2008, to provide working capital, we reduced our marketable securities to a minimum which provided cash of $5,389,859.  As a result of the reduction in marketable securities, the clearing brokers reduced the required amount of security deposits, providing cash of $3,522,478.  The cash provided by the reductions in marketable securities and clearing corporation deposits enabled us to reduce our liability to the clearing organizations by $6,509,721 during 2008, whereas our liability had increased by $5,527,949 in 2007 as reflected by our large balance in marketable securities at December 31, 2007. This increase in our marketable securities and the resultant increase in deposits with the clearing organizations used cash from operations of $1,218,201 and $2,644,063, respectively.

Cash used in the Company’s 2008 investing activities was used for purchases of furniture and equipment of $305,533, predominantly related to the opening of new sales offices, and for advances totaling $641,500 made to newly hired registered representatives in Company owned offices.  In 2007, purchases of furniture and equipment resulted in cash expenditures of $266,063 and $149,489 in cash was advanced to registered representatives, net of repayments.

The Company was successful in raising capital of $10,933,102 and $2,895,275 in 2008 and 2007, respectively from the issuance of stock.  In addition, the Company issued notes payable of $3,452,500 in 2008 and $8,404,158 in 2007.  In 2007, the Company also obtained cash of $1,999,450 from borrowings under a line of credit.  These financing activities provided cash of $12,303,282 and $7,786,871 in 2008 and 2007, respectively after making repayments of notes payable.

The Company’s primary source of liquidity has been from financings, including the sale of common and preferred stock and from borrowings under notes and under our bank credit agreement.  Historically, the Company has obtained cash by issuing debt and equity.  In addition to operating cash requirements, the Company requires cash to repay debt and fulfill its lease obligations, as disclosed in the financial statements.

The current recession has impacted operating cash flows and may continue to have a negative impact on cash flows.  The Company’s ability to generate profits is highly dependent on stock market trading volumes and the general economic environment.  However, the Company is working to minimize this negative impact through more effective cost-controls and by aggressively developing new products and services to better meet customer demands.

Because the business is predominately client relationship driven, revenues can vary from month to month and are tied to the general sentiment of the US stock markets. Consequently, the Company has begun diversifying its revenue sources by marketing to institutional clients as well as retail clients and by expanding its product offerings to include corporate fixed income securities, municipal bonds, certificate of deposits, and international equities to provide more balanced revenue earnings capability.

We expect that, with increased revenue produced by recently hired salespeople and the cost cuts that were made earlier in 2009, the Company is poised for positive future earnings.  Currently, we expect that our revenues will be in the range of $45 to $50 million for the year-ended December 31, 2010.  Our crossover point to profitability is not fixed because a large majority of our expenses are variable and therefore fluctuate upward or downward based upon the eventual mix of revenues. Using our current revenue assumptions, which anticipate a lower contribution from investment banking (a high margin business for the Company), we anticipate that the generated free cash flow from operations will be sufficient to meet all debt and working capital obligations through December 31, 2010.

Our plan for future operations has several different aspects. We have cut our overhead costs by combining tasks which helped eliminate positions, restructured various contracts with vendors to lower general and administrative expenses and reworked payout percentages to improve profit margin in our retail unit. In addition to lower costs, we have taken several steps to increase revenues as outlined below:

•	increase our trading revenues by adding additional stocks in which we make a market;

•	expand our trading capabilities by establishing fixed income trading desks that serve both institutional and retail clients;

•	expand our institutional trading activities by continuing to add quality trading personnel with existing institutional clients;

•	continue to recruit quality registered representatives;

•	expand our offering of proprietary financial products to our retail and institutional customer;

•	continue to look for and close acquisitions of similar businesses.

Additionally, of our $12.6 million in debt, $6.2 million is convertible into equity.

The Company believes that future disclosures similar to the above will fulfill the requirements of the Commission and provide investors with material sufficient to allow a reasonable assessment of its liquidity and capital resources.

Item 9.A. Controls and Procedures, page 34

2.
We note your response to our prior comment 4.  Please consider whether the failure to disclose the material weakness in internal control over financial reporting in management’s report on internal control over financial reporting as of December 31, 2008, the omission of the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007, and the omission of other required disclosures in your Form 10-K impact management’s conclusions regarding the effectiveness of your disclosure controls as of December 31, 2008 and revise your disclosure as appropriate.  This comment also relates to your Forms 10-Q for the periods ended March 31, June 30 and September 30, 2009.  Please provide your proposed disclosure as applicable.

Response

a.
Item 9.A. of the Company’s Form 10-K, stated that the Company had a material deficiency regarding the Company’s internal controls and that the deficiency was related to a weakness in the documentation of certain procedures in paragraph (c) “Evaluation of Disclosure Controls and Procedures.”  That paragraph further stated that the Company was taking steps to remediate the weakness by upgrading and improving its documentation procedures.

In the response to your prior comment 4, the Company stated that management determined that there was a material weakness in internal control over financial reporting with respect to the lack of documentation that supports the authorization and approval of accounting records and disbursements.  Management has reviewed the definition of a “material weakness in internal control over financial reporting” contained in paragraph A.7. of PCAOB Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements (“AS 5”).  Based on the AS 5 definition, management believes that the above deficiency, originally termed as a “material deficiency” is a “material weakness in internal control over financial reporting” and not a significant deficiency, as defined in paragraph A.11. of AS 5.  Upon further consideration, management does not believe that there was a failure to disclose the material weakness in internal control over financial reporting.  Instead, management believes that the weakness was disclosed, but was incorrectly described as a “material deficiency” in disclosure controls.  The Company’s revised “Management's Annual Report on Internal Control Over Financial Reporting” will characterize this matter as a “material weakness in internal control over financial reporting.”

In considering the impact of this material weakness with respect to the effectiveness of the Company’s disclosure controls as of December 31, 2008, management has reviewed the Commission’s Release No. 33-8238.  The discussion in Section II. D of Release No. 33-8238 concerns itself with “Differences between Internal Control over Financial Reporting and Disclosure Controls and Procedures”  In that discussion, the Commission states “While there is substantial overlap between a company's disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.”  Section II. D then states that “...in designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements.  In doing so, some companies might design their disclosure controls and procedures so that certain components of internal control over financial reporting pertaining to the accurate recording of transactions and disposition of assets or to the safeguarding of assets are not included.  Upon considering the discussion in Section II. D of Release No. 33-8238, management believes that the noted deficiency is not related to a deficiency in the Company's disclosure controls and procedures.

b.
Prior to filing its Form 10-K, the Company referred to Item 8(a) of Form 10-K which requires that registrants furnish financial statements meeting the requirements of Regulation S-X, §210.  We noted that Regulation S-X, §210.2-05, Examination of financial statements by more than one accountant, states that “...reports of other accountants which may otherwise be required in filings need not be presented in annual reports to security holders furnished pursuant to the proxy and information statement rules under the Securities Exchange Act of 1934”

As discussed in the response to comment 12 of the Commission’s Comment Letter dated August 5, 2009, the Company did not and does not believe that there was a change of accountants.  The 2007 financial statements were audited by Miller, Ellin & Company, LLP.  Miller, Ellin & Company, LLP merged into Rosen Seymour Shapss Martin & Company LLP as of January 1, 2009.  Miller, Ellin & Company, LLP did not resign or decline to stand for re-appointment and was not dismissed.  The Company reviewed the requirements of Item 4.01 of Form 8-K, which refers to changes in a registrant’s certifying accountant.  Item 4.01 refers to Regulation S-K, but there does not appear to be any definition of a predecessor accountant in Regulation S-K.

The Company has since reviewed 17CFR§240.14a-3, in which Note 1 to §240.14a-3(b)(1) states:

If the financial statements for a period prior to the most recently completed fiscal year have been examined by a predecessor accountant, the separate report of the predecessor accountant may be omitted in the report to security holders, provided the registrant has obtained from the predecessor accountant a reissued report covering the prior period presented and the successor accountant clearly indicates in the scope paragraph of his or her report (a) that the financial statements of the prior period were examined by other accountants, (b) the date of their report, (c) the type of opinion expressed by the predecessor accountant and (d) the substantive reasons therefore, if it was other than unqualified. It should be noted, however, that the separate report of any predecessor accountant is required in filings with the Commission. If, for instance, the financial statements in the annual report to security holders are incorporated by reference in a Form 10–K, the separate report of a predecessor accountant shall be filed in Part II or in Part IV as a financial statement schedule.

Upon reviewing this paragraph:

®
it appeared that a separate report of predecessor accountant could be omitted because the requirements of items (a), (b), (c) and (d) and the specifications preceding item (a) were met.  In addition, while the statement that such a separate report is required in filings with the Commission, the next sentence refers to the situation where the financial statements in the annual report to security holders are incorporated by reference in a Form 10–K.

Management acknowledges from the Commission’s note under item 5 of its October 5, 2009 Comment Letter which states that a merger of accounting firms constitutes a change in principal accountants for purposes of applying Item 304 of Regulation S-K.  However, prior to receiving that notation, management could not locate any rule or regulation to that effect.  The Company believes that it diligently addressed the need for including the Accountant’s Report on the 2007 financial statements and that it does not have a deficiency in its disclosure controls and procedures with respect to the omission of the prior accountants report.

c.	With respect to the omission of other required disclosures in the Company’s Form 10-K as discussed in the Commission’s August 5, 2009 Comment Letter.

Management believes that these items are indicative of a deficiency in its disclosure controls; however, management does not believe that the deficiency is so severe as to indicate that there is a reasonable possibility that any required or important disclosures would be omitted that might have a material effect on the financial statements.  In other words, management does not believe that the deficiency in the Company’s disclosure controls constitutes a material weakness in disclosure controls (i.e., the equivalent of a material weakness in internal control over financial reporting for disclosure controls is not present).  Management is addressing the Company’s deficiency in its disclosure controls by implementing procedures to help its personnel better identify matters that should be disclosed.

The following is an explanation of the response to your comment:

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting include those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting as of December 31, 2008.  This material weakness relates to the lack of documentation supporting the authorization and approval of non-recurring journal entries.  The Company is in the process of implementing control procedures that will cure this material weakness in internal control over financial reporting and expects to have effective control procedures in place by December 31, 2009.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed by us in our periodic reports filed with the Securities and Exchange Commission (“SEC”) is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and SEC reports. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, management evaluated the effectiveness of the design and operation of our disclosure controls and procedures.  Based on their evaluation, management concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Management has reviewed the requirements of Rule 10-01 and Article 8-03 of Regulation S-X and believes that the disclosures in the financial statements included in the Company’s Forms 10-Q fulfill those requirements, which permit the presentation of condensed financial statements as specified.

Upon reviewing the requirements for management’s reporting on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and on changes in internal control over financial reporting as required by Item 308T(b) of Regulation S-K, management has concluded that its report(s) regarding the effectiveness of the Company’s disclosure controls and procedures do not need to be amended.  However, the above-mentioned material weakness in internal control over financial reporting was remediated during the fiscal quarter ended June 30, 2009; therefore the Company’s report under Item 4T. Controls and Procedures, on changes in internal control over financial reporting in its June 30, 2009 will be amended to state that such material weakness in internal control over financial reporting was remediated.  As noted above, the Company believes that its disclosure controls and procedures provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported, within the proper time periods.  In addition, the Company did not identify any changes in its internal control over financial reporting that occurred during the fiscal quarters ended March 31 or September 30 2009; therefore, no modification to the reports under Item 4T. Controls and Procedures, in the Forms 10-Q for those fiscal quarters as they relate to internal control over financial reporting are necessary.

The Company will revise its report under Item 4T. Controls and Procedures, on changes in internal control over financial reporting in its June 30, 2009 Form 10-Q as follows:

(b) Changes in Internal Control over Financial Reporting

During the fiscal quarter ended June 30, 2009 the Company instituted internal controls over financial reporting to ensure that the authorization and approval of non-recurring journal entries is properly documented.  In making this change, the Company has remediated the material weakness in internal control over financial reporting that was reported under Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.  There were no other changes that occurred during the most recent fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note your response to prior comment 5 and note that you have not yet filed a Form 8-K containing the required Item 4.01 disclosures. Please file your Item 4.01 Form 8-K immediately.

Response

The Item 4.01 Form 8-K has now been filed.  The filing date was December 16, 2009.

Notes to Consolidated Financial Statements, page F-10

4.
We note your response to prior comment 9 and reissue the comment.  Please note that assets and liabilities must be assigned to a reporting unit prior to determining the fair value of the reporting unit in Step 1 of the goodwill impairment analysis.  Tell us how you determined that notes payable should not be allocated to your reporting unit.  Refer to paragraphs 39-40 of FASB ASC 350-20-35 (paragraphs 32-33 of SFAS No. 142).

Response

The Company determined the fair value of its only reporting unit with the assistance of an independent valuation company and in reliance on ASC 350-20-35-24 (i.e., Paragraph 25 of SFAS No. 142) by using a generally accepted enterprise valuation method.  A discounted cash flow analysis was used to determine an indicated fair value of $28,435,000.  A guideline public company analysis was used to determine an indicated fair value of $20,805,000 and a merger and acquisition analysis was used to determine an indicated fair value of $22,967,000.  The valuation was based on a weighted average of the different valuations.  The merger and acquisition analysis was not used because the available merger and acquisition transactions were dissimilar to the Company’s acquisition transactions.  An enterprise value of $24,620,000 was determined using an average of the valuations determined under the discounted cash flow analysis and the guideline public company analysis.

Under ASC 350-20-35-39 & 40, assets or liabilities that an entity considers part of its corporate assets or liabilities are to be assigned to a reporting unit if both of two of the following criteria are met:

a.	The asset will be employed in or the liability relates to the operations of a reporting unit.

b.	The asset or liability will be considered in determining the fair value of the reporting unit.

The impairment analysis was performed by independent valuation company and is contained in their valuation report.  The valuation report takes into account notes payable and the related interest in a manner that effectively fulfills the requirement to allocate the notes payable recorded at the corporate level to the reporting unit.  In performing the impairment analysis the independent valuation company used an unlevered discounted cash flow model that derives enterprise value through the determination of free cash flow to the firm.  The free cash flow to the firm excludes interest expense and debt principal repayment, and is discounted at the weighted average cost of capital (WACC).  The WACC reflects the composite cost of financing from all sources of capital, including debt and equity.  The independent valuation company calculated the reporting unit’s WACC to be 14.1% as of December 31, 2008.  The fair value of equity is then calculated by deducting interest-bearing liabilities from the enterprise value.  Therefore, notes payable are reflected in the computed enterprise value of the reporting unit and the associated interest is reflected in the WACC.

An alternative approach is to use a levered discounted cash flow model that includes interest expense and principal repayment.  This method calculates the free cash flow available to equity holders.  The appropriate discount rate for free cash flow to equity is the cost of capital based on the capital asset pricing model (CAPM).  Depending on the capital structure, the conclusions of equity value using an unlevered discounted cash flow model and levered discounted cash flow model should approximate each other, over a long-term forecast.

The independent valuation company performed a second discounted cash flow analysis using a levered model.  The analysis utilized the same revenue and operating income assumptions.  However, based on information provided in its Form 10-K, the independent valuation company estimated annual interest expense and debt principal repayments through the year ending December 31, 2018.  The net cash flows to equity were discounted at the cost of equity capital of 15.0%.  The independent valuation company’s report concluded a fair value of equity of $16,363,000.

For comparative purposes, it is important to note that in the unlevered discounted cash flow model, the notes payable are reflected in the December 31, 2008 capital of $19,817,000, and that the unlevered discounted cash flow model derives an enterprise value of $28,435,000.  Using the levered discounted cash flow model the December 31, 2008 capital becomes $7,087,000 after deduction of notes payable of $12,730,000.  Thus, the unlevered model results in a difference of $8,618,000 between the enterprise value and the capital amount.  Under the levered discounted cash flow model this difference is $9,276,000.

Therefore under either method there is no impairment of goodwill.

5.
We note your response to prior comment 10.  Please tell us what consideration you gave to using ratios other than enterprise value to sales in your “Guideline Public Company Method” analysis, including price to sales and enterprise value to book value of capital.  Also tell us why you utilized a comparative ratio from only JLI, rather than using data from all comparable public companies identified in your response.

Response

SFAS 157 provides guidance on fair value estimations for financial reporting purposes.  In the determination of fair value inputs, the FASB provided a three-level fair value hierarchy, in order of preference.  Level-One inputs include quoted prices in active markets for identical assets or liabilities.  Level-Two inputs are based on market multiples of identical assets in inactive markets or similar assets in active ones.  JLSC is a subsidiary of Jesup and Lamont, Inc. (“JLI”).  Guideline companies not related to the subject company could be considered a Level-Two or Level-Three observation under fair value accounting.  Based on fair value standards and a review of the data, the independent valuation company relied on the EV/Sales multiple for JLI as being the best indicator of value in the guideline company method under the market approach.

Although a variety of multiples can add support to a guideline conclusion, in this case, the independent valuation company was limited by the reporting units’ low reported values for EBIT and EBITDA.  However, the company is expecting a significant recovery that should not be ignored by a market participant.  As for consideration of an EV/Sales multiple over a Price/Sales multiple, the independent valuation company relied upon enterprise value multiples because they are based upon the operating assets of the firm (independent of its financing).  The enterprise value multiples remove the potential distortion of different levels of leverage.  Given the many changes in fair value accounting and the consideration of whether guideline companies have been involved in mergers, which result in restated balance sheets versus cost-based balance sheets, the independent valuation company did not have confidence in a book value-based multiple for this analysis.

Based on their research, experience and informed judgment, the independent valuation company selected the EV/Sales multiple for JLI as the best indicator of fair value in for the guideline method.

Because of your comment, the independent valuation company prepared an analysis using the mean enterprise value to sales ratio for the public guideline method and using the levered model, which reflects the direct assignment of the notes payable of $12,730,000 and interest thereon, in calculating the enterprise value under the discounted cash flow method.  There was no impairment under this analysis.

6.
We note your response to prior comments 11 and 12.  The nominal revenue growth rate projected for JLSC in 2009 of 60.8% in the discounted cash flow analysis provided does not appear to be consistent with the disclosure in your Form 10-K of a projected nominal growth rate in 2009 of 4.75%, nor does the 60.8% projected growth rate appear to be consistent with JLI’s decrease in revenues in the nine months ended September 30, 2009.  Additionally, in your response you have not provided a reasonable basis for utilizing a 60.8% projected growth rate for 2009.  Barring additional information, it appears that goodwill may have been impaired as of December 31, 2008, and that your goodwill impairment analysis should be reperformed as of that date.

Response

The majority of JLI’s business is conducted through JLSC.  Empire Financial Group, Inc. (“EFG”) was founded in 1992 and merged into JLI (formerly known as Empire Financial Holding Company) in 2000.  JLI acquired JLSC in November 2006.

In November 2008, EFG  ceased operations as a securities dealer, and engaged in liquidating transactions.

The historical revenues of EFG were not reflected in the independent valuation company’s original valuation analysis, and therefore showed an erroneous growth rate of 60.8%.  Consequently, there was a significant difference in the historical revenue originally reported for JLSC as a stand-alone entity and the projected revenue based on the consolidation of retail and trading revenue from EFG into JLSC.  For the purpose of this response, we consolidated revenue derived from Commissions and Fees and Equity Market Making/Trading.  Based on consolidated historical income statements, JLSC’s pro-forma revenue was approximately $35,712,000 during the fiscal year ended December 31, 2008.  The revised revenue growth rate for the year ending December 31, 2009, is 11.7%.  The addition of $2,778,000 of investment banking revenue and net loss on securities of $420,000 would revise the projected revenue growth for 2009 to 4.75%.

The projected growth rates beyond 2009 decrease with time down to 5.9% in 2018 followed by a residual rate of 3.5%.

Having completed nine months of business in 2009, the total revenues for this period were $26,559,000 and projected revenues for the three months ended December 31, 2009 are approximately $11,000,000 for a total of $37,559,000 in 2009.  Management believes that these projected revenues are not materially different than the revenues in the initial projections utilized by the independent valuation company in the goodwill impairment analysis and therefore, management is of the opinion that a re-performance of the goodwill impairment analysis is not necessary.

Form 10-Q for the Period Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements, page 8

7.	In future filings, please revise to include all disclosures required by paragraphs 1-9 of FASB ASC 820-10-50 (paragraphs 32-35 of SFAS No. 157). Provide your proposed disclosures in your response.

Response

Within Summary of Significant Accounting Policies we will include the following disclosure as required by ASC 820:

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased are stated at fair value, with any related changes in unrealized appreciation or depreciation reflected in principal transactions in the consolidated statements of operations.  The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, securities owned, due from clearing broker, accounts receivable, assets held for sale, accounts payable, commissions and bonus payable, accrued expenses, due to clearing and other brokers, liabilities held for sale and note payable approximate their fair values due to their short term nature and, where applicable, market interest rates.

The Footnote on Marketable Securities owned and securities sold, but not yet purchased will read as follows:

Fair Value Measurement—Definition and Hierarchy

The Company adopted the provisions of ASC 820, “Fair Value Measurement” and Disclosures for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets that are generally included in this category are stock warrants for which there are market-based implied volatilities, unregistered common stock and thinly traded common stock.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets carried at fair value and included in this category include stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables present the Company’s fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2009 and 2008.

Fair Value Measurements on a Recurring Basis
As of September 30, 2009

	Level 1		Level 2	Level 3		Total
Assets
Marketable securities owned	$	XXXX	$-		$-	$	XXXX
Securities not readily marketable		-	-		XXXX		XXXX
Totals	$	XXXX	$-	$	XXXX	$	XXXX

Liabilities
Securities sold, but not yet purchased	$	XXXX	$-		$-	$	XXXX

Fair Value Measurements on a Recurring Basis
As of September 30, 2008

	Level 1		Level 2	Level 3		Total
Assets
Marketable securities owned	$	XXXX	$-		$-	$	XXXX
Securities not readily marketable		-	-		XXXX		XXXX
Totals	$	XXXX	$-	$	XXXX	$	XXXX

Liabilities
Securities sold, but not yet purchased	$	XXXX	$-		$-	$	XXXX

Level 3 Financial Assets and Liabilities
Total Gains (Losses) Included in Income
Principle Transaction
Nine Months Ended September 30,	Beginning Balance		Unrealized Gains and (Losses) Related to Assets Held at Year End		Realized Gains and (Losses) Related to Assets No Longer Held	Investment Banking Realized Gains and (Losses) No Positions Held at Year End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
2009
Assets

Securities not readily marketable	$	XXXX	$	XXXX	$-	$-	$-	$-	$	XXXX

2008
Assets

Securities not readily marketable	$	XXXX	$	XXXX	$-	$-	$-	$-	$	XXXX

Should you require anything additional or have further comments or questions, I can be reached at (212) 918-0418.

Sincerely,

/s/ Alan Weichselbaum
Alan Weichselbaum
Chief Financial Officer